RESVERLOGIX

www.resverlogix.com

[redacted]

08005952

SEC Mail Processing Section

NOV 18 2008

Washington, DC
110

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

November 17, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between November 03, 2008 through November 16, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR- Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

PROCESSED
NOV 25 2008
THOMSON REUTERS

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
RVX-208 Exploratory Study Illustrates Early Potential for Alzheimer's Disease

<<
First in class drug illustrates early signal of transport of key amyloid marker from brain

TSX Exchange Symbol: RVX
>>

CALGARY, Nov. 10 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that treatment with its lead drug RVX-208, a first in class ApoA-I/Prebeta-HDL elevating drug, in a post-hoc analysis from the Phase 1a clinical trial found that treatment with RVX-208 resulted in a positive trend on an important marker of cognitive function and Alzheimer's disease, Amyloid-beta40 is an important constituent of amyloid plaques in the brains of Alzheimer's patients. The analysis of the plasma markers for Alzheimer's disease was performed by Dr. D. Larry Sparks, Senior Scientist and Head of the Roberts Laboratory for Neurodegenerative Disease Research at Sun Health Research Institute in Sun City, Arizona.

The Phase 1a trial, a double-blind, dose-escalation, placebo-controlled trial enrolled 24 subjects in three separate dosing cohorts for a period of one week: 6 received placebo, and 6 received 2mg/kg per day, 6 received 3mg/kg per day and 6 received 8 mg/kg per day of RVX-208. Plasma levels of A-beta (A-beta40) were measured on day 1 and 7. A 12-14 percent increase in plasma A-beta40 levels was observed at the highest dose of RVX-208 after 7 days of dosing. Based on the study hypothesis these results trended towards significance versus placebo, even with the minimal number of study subjects.

Emerging evidence from large epidemiology studies such as the Harvard Women's Study, the Honolulu-Asia Aging Study and the Whitehall II study continue to build support for the relationship between poor HDL and ApoA-I levels and decreased cognitive function and Alzheimer's disease. Dr. Sparks's investigation of elective statin use and fractionated cholesterol levels in the ADAPT cohort has identified a significant relationship between elevated HDL levels and better performance on the Mini Mental State Examination (MMSE), and a significant inverse relationship between increased total and LDL cholesterol and learning and memory. Elevated cholesterol levels are thought to increase the production and accumulation of the putative AD neurotoxin, amyloid-beta (A-beta). The A-beta peptide is produced by aberrant cleavage of a larger precursor protein resulting in two lengths, either 42 or 40 amino acids long.

"Stemming from RVX-208's effects on ApoA-I, Prebeta-HDL production and the facilitation of reverse cholesterol transport, we hypothesized that RVX-208 might increase circulating A-beta40 levels through its effects on functional HDL, which can act as a sponge to draw A-beta40 from the brain to the circulation, for enhanced clearance from the body," stated Dr. Sparks. "Although it was a pilot study, with minimal subjects, we were pleased to find a positive signal and look forward to performing further research on RVX-208 in this critical area of unmet medical need," Dr. Sparks added.

"We are pleased and cautious about these early results," stated Kenneth Lebioda, Senior Vice President of Business and Corporate Development of Resverlogix. "This data provides important evidence solidifying our strategy to continue research efforts in this important disease area. We have always maintained a strategic life cycle management strategy that ensures the pursuit of important research in areas of critical unmet need. Our progress in Alzheimer's disease research illustrates our commitment to build a broad portfolio of opportunities in areas of unmet need for our lead drug and our NexVas(TM) platform technology. We look forward to continue our research collaboration with Dr. Sparks in this important medical area."

About RVX-208

RVX-208, a first in class novel small molecule therapeutic that facilitates endogenous Apolipoprotein A-I (ApoA-I) production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis and vascular disorders such as Alzheimer's disease, vascular dementia, stroke, and Peripheral Artery Disease (PAD). ApoA-I, the critical cardioprotective protein of high-density lipoprotein (HDL) represent the bodies natural defense system against atherosclerosis by mediating reverse cholesterol transport (RCT), the transport of peripheral cholesterol including that of the vessel wall to the liver for processing. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise Prebeta-HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport (RCT) from vascular beds.

About Alzheimer's Disease

Every 71 seconds, someone in America develops Alzheimer's disease (AD) and it is estimated that by mid-century, someone will develop Alzheimer's every 33 seconds. Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world with an estimated prevalence in the United States which is expected to grow to 15 million people by 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the United States are estimated at US$36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide in the socioeconomic burden of AD.

About Sun Health Research Institute

For 21 years, Sun Health Research Institute, part of nonprofit Banner Health, has been a leader nationally and internationally in the effort to find answers to disorders of aging including Alzheimer's disease, Parkinson's disease, arthritis and prostate cancer. The institute, together with its Arizona Alzheimer's Consortium partners, has been designated by the National Institutes of Health as one of just 31 Alzheimer's disease Centers in the nation.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com/

(RVX.)

CO: Resverlogix Corp.

CNW 11:27e 10-NOV-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
RVX-208 Data Demonstrates Increase in Functional HDL Particles

<<
Prebeta-HDL generation and improved HDL functionality are distinguishing factors

TSX Exchange Symbol: RVX
>>

NEW ORLEANS, LA, Nov. 10 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce today key scientific data was presented in an oral presentation highlighting the novel features of RVX-208 at the American Heart Association Scientific Meeting. The presentation titled "Compound RVX-208 Modulates HDL-C Levels and Function in Non-human Primates and in Early Human Trials" was presented by Dr. Jacques Genest.

Dr. Jacques Genest, MD, Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital said, "We continue to be excited about the data that is being generated for RVX-208. It is important that our colleagues have access to this promising data which is why we have presented at this prominent conference. Resverlogix's novel drug demonstrated the ability to increase the production of ApoA-I and functional HDL. Notably we saw increases in prebeta-HDL particles, which improve HDL's ability to mediate cholesterol efflux."

"Today we presented interesting and consistent data from African Green monkey studies and our Phase 1a human clinical trial at the AHA," stated Dr. Jan Johansson, MD, Ph.D., Senior Vice President, Medical Affairs of Resverlogix. "The pharmacodynamic data from human healthy volunteers of which the majority had low HDL demonstrated that we have seen significant increases in ApoA-I production and HDL functionality, consistent with previous findings in the African Green monkey studies. Further investigation of the effect of RVX-208 on the HDL metabolic pathway is ongoing in humans and animals to establish the mechanisms of action and therapeutic potential in treating atherosclerotic cardiovascular disease."

During the presentation Dr. Genest reported that in an African Green monkey study treatment with RVX-208 resulted in a highly significant increase in the average of serum ApoA-I and HDL-C levels (57% and 92%, respectively). It was noted that RVX-208 treatment modified the distribution of HDL particle size causing a significant increase in prebeta-HDL and the larger alpha-HDL particles. The ability of serum to promote cholesterol efflux via ABCA1, ABCG1 or SR-BI-dependent pathways in a cell culture model was significantly increased by RVX-208.

Data was also presented for Resverlogix's Phase 1a safety and pharmacokinetic human study which was comprised of a total of 80 subjects. RVX-208 was found to be well tolerated and had good oral absorption meeting the objectives of safety and pharmacokinetics.

In the multiple ascending dose arms, 24 participants were randomly assigned to 3 cohorts of 8 healthy volunteers (6 active and 2 placebo), and received oral administration of RVX-208 at 2, 3 and 8 mg/kg/day or placebo for 7 days. ApoA-I, HDL-C, HDL particle size distribution and ABCA1-dependent cholesterol efflux were assessed on day 1 (pre-dose) and day 7. Following administration for 7 days, treatment with RVX-208 increased the change for ApoA-I by 11% (P(equal sign)0.03) in treated subjects compared with placebo. Interestingly, the corresponding prebeta-HDL change was 42% (P(equal sign)0.007) in the actively treated group compared to control. Furthermore, sera from subjects were assessed for ABCA1 mediated cholesterol efflux as a predictive marker for reverse cholesterol transport. Again, ABCA1-dependent cholesterol efflux change increased by 10% (P(equal sign)0.03) and was found to correlate with increased prebeta-HDL. Taken together these data demonstrate the ability of RVX-208 to generate prebeta-HDL, improve HDL functionality, which clearly differentiates RVX-208 from other HDL therapies, and making it the first of a new drug class.

About RVX-208

RVX-208, a novel small molecule therapeutic that facilitates endogenous ApoA-I production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis. Apolipoprotein A-I (ApoA-I), the main component of high-density lipoprotein (HDL) represent the bodies natural defense system against atherosclerosis by mediating reverse cholesterol transport, i.e. transport of peripheral cholesterol including that of the vessel wall to the liver for processing. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise prebeta-HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport (RCT).

RCT is a pathway by which accumulated cholesterol is transported from the arterial wall to the liver for excretion, thus preventing atherosclerosis. Major constituents of RCT include acceptors such as high-density lipoprotein (HDL) and apolipoprotein A-I (ApoA-I). A critical part of RCT is cholesterol efflux, in which accumulated cholesterol is removed from macrophages.

The American Heart Association estimates that almost 80 million American Adults have one or more types of cardiovascular disease. CVD remains the number one killer of developed nations. Nearly 2400 Americans die each day from cardiovascular disease.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 13:00e 10-NOV-08

END